Martin Capital Management, LLC

300 NIBCO Parkway, Suite 301

Elkhart, IN 46516

Letter Agreement

October 15, 2012

To:	Unified Series Trust

2960 North Meridian Street, Suite 300

Indianapolis, Indiana 46208

Dear Ladies and Gentlemen:

We have been engaged as the investment adviser to the Martin Focused Value Fund (the “Fund”) pursuant to the Management Agreement approved by the Board of Trustees as of the date set forth above.

Effective November 30, 2012, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); any 12b-1 fees; taxes; any indirect expenses, such as fees and expenses of acquired funds; and extraordinary litigation expenses) at 0.99% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of June 30, 2015, or such date as the Fund is liquidated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the applicable expense limitation.

Very truly yours, Martin Capital Management, LLC
By:	/s/ Frank K. Martin

Name: Frank K. Martin
Title: CEO and Chief Investment Officer

Acceptance

The foregoing is hereby accepted.

UNIFIED SERIES TRUST
By:	/s/ John Swhear

John Swhear, Interim President